Exhibit (e)(32)

August 11, 2016

Revised

HAND DELIVERY

Dear Mohammad,

I am pleased to offer you an extension of the Interim Chief Medical Officer role, effective July 1, 2016, through December 31, 2016. During this period you will continue to report to me. You and I will meet regularly to discuss and plan your priorities and progress toward goals in this period.

To recognize and compensate you for continuing to assume these additional responsibilities, Medivation will provide you with the following compensation for the duration of the interim role period.

***In addition to your regular base pay you will receive an additional $4,400 per month ($2,200 per pay period) in cash compensation. This is a total of an additional $26,400 for the six month period.

***You will also be eligible to receive, at my discretion if goals are met, an additional $26,000 in the form of a lump sum payment. This payment will be made, if earned, at the conclusion of the interim role period. This payment is in addition to your Discretionary Target Bonus that is normally paid, if applicable no later than March 15, 2017.

Mohammad, I look forward to working with you in this continuing interim role.

Sincerely,

/s/ David T. Hung MD

David T. Hung MD

President and Chief Executive Officer